Exhibit 3.4
AMENDMENT
to the
BYLAWS
of
GRUBB & ELLIS HEALTHCARE REIT, INC.
(f/k/a NNN Healthcare/Office REIT, Inc.)
     In accordance with the corporate laws of the State of Maryland, the Bylaws of Grubb & Ellis Healthcare REIT, Inc. (f/k/a NNN Healthcare/Office REIT, Inc.) are amended as follows:
     FIRST: By deleting Article II, Section 2 in its entirety and replacing it with a new Section 2 to read as follows:
Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors.
     This Amendment to the Bylaws of Grubb & Ellis Healthcare REIT, Inc. was adopted by the Board of Directors on April 21, 2009.

/s/ Scott D. Peters

Scott D. Peters
Chief Executive Officer and President